

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

In Keuk Kim
Chief Executive Officer
DoubleDown Interactive Co., Ltd.
13F, Gangnam Finance Center
152, Teheran-ro Gangnam-gu
Seoul 06236, Republic of Korea

   **Re:  DoubleDown Interactive Co., Ltd.**
     **Registration Statement on Form F-1**
     **Filed June 2, 2020**
     **File No. 333-238884**

Dear Mr. Kim:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 27, 2020.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our marketing efficiency, page 53

1. We note your response to prior comment one. On page 25 you disclose that you track paying players as a performance metric. For more balanced disclosure, please consider disclosing the percentage of paying players in a given cohort that account for the cumulative revenues used to measure the payback period over your reported periods. For additional context, with respect to your marketing efficiency, please consider disclosing the average lead time it takes new paying players to make their initial in-app purchases after their initial install of the game.

2.    You disclose that your ability to effectively manage new player acquisition cost, or fees paid to marketing partners for new installs, is a key competitive advantage to your business.  Please also consider disclosing the year-over-year percentage change in such costs, relative to sales to highlight your ability to effectively manage new player acquisition costs.

<u>Note 2. Significant Accounting Policies, page F-10</u>

3.    We note your response to prior comment four.  Please illustrate how you derived deferred revenue of $1.8 million as of December 31, 2019, using actual variables for your calculation in lieu of hypothetical data.  Alternatively, tell us how you considered estimating the average price of the outstanding virtual currencies in your players' accounts to calculate deferred revenue and if you arrived at the same result.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Barbara A. Jones, Esq.